SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
____________________________

ANDREW CORPORATION
(Name of Subject Company (Issuer))
____________________________

ANDREW CORPORATION

(Name of Filing Persons (Issuer))

3¼% CONVERTIBLE SUBORDINATED NOTES DUE 2013

(Title of Class of Securities)

034425 AA 6
034425 AB 4

(CUSIP Number of Class of Securities)

Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28602
(828) 324-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Lois Herzeca, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

____________________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1] ______________________________________________	AMOUNT OF FILING FEE[2] _______________________________________
$167,082,678.75	$6,567

1.
Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for the 3¼% Convertible Subordinated Notes Due 2013 (the “Notes”) in connection with a designated event repurchase offer pursuant to the Indenture relating to the Notes, calculated as the sum of (a) $164,411,000 representing 100% of the principal amount of the notes outstanding, plus (b) $2,671,678.75 representing accrued and unpaid interest on the notes through February 14, 2008, the day prior to the currently anticipated repurchase date.

2.
The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), equals $39.30 per $1,000,000 of the value of securities proposed to be purchased.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,567                                                                                      Filing Party: Andrew Corporation

Form or Registration No.: TO/005-31954                                                                         Date Filed: January 10, 2008

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third party tender offer subject to Rule 14d-1.                                                                             ☐           going-private transaction subject to Rule 13e-3.

☒           issuer tender offer subject to Rule 13e-4.                                                                                     ☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Andrew Corporation, a Delaware corporation (“Andrew”), with the Securities and Exchange Commission on January 10, 2008 (as amended, the “Schedule TO”), relating to its offer to purchase for cash all of Andrew’s 3¼% Convertible Subordinated Notes due 2013 (the “Notes”), issued pursuant to the Indenture, dated as of August 8, 2003, between Andrew and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of December 27, 2007 (the “Supplemental Indenture”) between Andrew and the Trustee (as so amended and supplemented, the “Indenture”), pursuant to the terms and conditions of the notice of designated event and offer to purchase dated January 10, 2008 (as may be amended and supplemented from time to time, the “Offer to Purchase”) attached to the Schedule TO as Exhibit (a)(1), the Indenture and the Notes (the “Offer”).

This Amendment No. 2 to Schedule TO is the final amendment to the Schedule TO.

Item 4.                 Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m., New York City time, on February 15, 2008 (the “Expiration Date”).  As of the Expiration Date, $11,000.00 aggregate principal amount of Notes were validly tendered in the Offer and not withdrawn and all of those Notes were accepted for purchase, and paid for, by Andrew in accordance with the terms of the Offer.

The Notes were originally issued in the aggregate principal amount of $240,000,000.00.  As of the Expiration Date, $239,884,000.00 in principal amount of Notes had converted pursuant to the Indenture and $105,000.00 in principal amount remained outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  February 19, 2008

ANDREW CORPORATION
By:	/s/ Jearld L. Leonhardt
Name:	Jearld L. Leonhardt
Title:	Executive Vice President and Chief Financial Officer

Index to Exhibits

Exhibit
Number                 Description

(a)(1)	Notice of Designated Event and Offer to Purchase dated January 10, 2008.*

(a)(5)(A)
Press release of CommScope and Andrew dated December 27, 2007 (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(a)(5)(B)	Press release of CommScope and Andrew dated January 10, 2008 announcing the commencement of the Offer.*

(a)(5)(C)	Unaudited Pro Forma Condensed Combined Financial Statements of CommScope, Inc. (Incorporated by reference to CommScope, Inc.’s Current Report on Form 8-K/A filed with the SEC on January 28, 2008).

(b)
Credit Agreement, dated as of December 27, 2007, by and among CommScope, Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, the Other Lenders Party thereto, Banc of America Securities LLC, and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., Mizuho Corporate Bank, LTD. and Calyon New York Branch, as Co-Documentation Agents (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(1)
Indenture dated August 8, 2003 by and among Andrew and BNY Midwest Trust Company, as Trustee for the 3¼% Convertible Subordinated Notes due 2013 (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(2)
Supplemental Indenture dated December 27, 2007, by and among Andrew and The Bank of New York Trust Company, N.A., as Trustee for the 3¼% Convertible Subordinated Notes due 2013 (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(3)	Registration Rights Agreement dated as of August 8, 2003 between Andrew Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, and Citigroup Global Markets Inc. *

*	Previously filed with the Tender Offer Statement on January 10, 2008.